March 31, 2006
The Board of Directors
Fairfax Financial Holdings Limited
We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-122290) of Fairfax Financial Holdings Limited (the “Company”) of our report dated March 31, 2006, relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting which appears in the Company’s Annual Report for the year ended December 31, 2005, which is included as Exhibit 1 to this Form 6-K.
(Signed) “PricewaterhouseCoopers LLP”
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.